


06007030

SECURITI   N

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 01, 2005___ AND ENDING ___December 31, 2005___
                                         MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Langschiff Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID NO.

    200 East 71st Street
                                (No. and Street)

    New York,   NY   10021
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    John C. McCarty   203-838-8222
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

    Osman, Franklin Allan.
                                (Name – If Individual, state, last, first, middle name)

185 Great Neck Road   Great Neck   NY   11021
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information
                              contained in this form are not required to respond unless this form displays
                              a currently valid OMB control number.*



AFFIRMATION

I, Nolan Olsen, affirm that, to my knowledge and belief, the accompanying financial statements for the year ending December 31, 2005 and supplemental schedules pertaining to Langschiff Partners, LLC as of December 31, 2005 are true and correct. I further affirm that neither the Limited Liability Company nor any member has any proprietary interest in any account classified solely as that of a customer.

_____

Signature   Date

Member and Managing Partner

Subscribed and Sworn to before me
on this_____ day of _____, 2006

_____

Notary Public

Langschiff Partners, LLC
(S.E.C. I.D. No. 8-66964



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC
(S.E.C. I.D. No. 8-66964)



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

This report contains (check all applicable boxes) :

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Members Capital
( )	(f)	Statement of Changes in Liability Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Note Required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not Applicable).
(x)	(l)	An Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).
(x)	(o)	Auditors' Report on Internal Control Structure Required by Securities Exchange Rule 17A-5

- 3 -

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road   Suite 300
Great Neck, NY 11021

PHONE: (516) 829-0750   FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Langschiff Partners, LLC
200 East 71st Street
New York, NY 10021

I have audited the following financial statements of Langschiff Partners, LLC for the year ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

	Page
Statement of Financial Conditions	6
Statement of Operations	7
Statement of Cash Flows	9
Statement of Changes in Members Capital	8

These financial statements and the supplemental schedules discussed below are the responsibility of the Limited Liability Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Langschiff Partners, LLC at December 31, 2005, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit also comprehended the following supplemental schedules of the Limited Liability Company as of December 31, 2005.

	Page
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	12

In my opinion, such supplemental schedules, when considered in relation to the basic financial statements, present fairly, in all material respects, the information shown therein in conformity with the rules under the Securities Exchange Act of 1934.

Great Neck, NY
January 24, 2006

Langschiff Partners, LLC

Statement of Financial Condition

December 31, 2005

ASSETS

CURRENT ASSETS

Cash - Bank	$ 9,205
Total Assets	$ 9,205

CURRENT LIABILITIES AND CAPITAL INVESTMENTS

Accounts Payable		$ 0
Capital investment	$ 14,329	
Retained earning	(5,124)	
		9,205
Total liabilities and capital investments		$ 9,205

See accompanying notes to financial statements

- 6 -

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

Statement of Operations

Year Ended December 31, 2005

Income

Income		$ 0

Expenses

Exchange, SEC and other fees	4,329	
NASD compliance fee	795	
		5,124
Income/(loss) from operations		($5,124)
Net Income/(loss)		($5,124)

See accompanying notes to financial statements.

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

Statement of Changes in Members Capital

Year Ended December 31, 2005

	Member Capital
Balance, January 01, 2005	$ 0
Contributions	14,329
Net (loss)	(5,124)
Balance, December 31, 2005	$ 9,205

See accompanying notes to financial statements

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:

Net (loss)	($ 5,124)
Changes in operating assets and liabilities:	
Capital contribution	14,329
Net cash provided by operating activities	$ 9,205
Increase in cash	9,205
Cash, beginning	0
Cash, ending	$ 9,205

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 0
Income taxes	$ ---

See accompanying notes to financial statements

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

Notes to Financial Statement

Year ended December 31, 2005

1. Summary of Significant Accounting Policies:

The company was registered as a Limited Liability Company in the State of New York on April 26, 2005 and is engaged as a securities broker dealer. The company is registered with the Securities and Exchange Commission and has been approved as a member of the NASD.

Securities transactions and related expenses will be recorded on a settlement date basis. The company was not active as of December 31, 2005 having just be approved as a member of the NASD.

Marketable securities will be valued at market value with the resulting difference between cost and market included in income.

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Income Taxes:

The company is treated as a Partnership for income tax purposes. The net income, or loss for the year flows through to the members of the company and is reported on their personal income tax returns. No provision has been made for federal or state income taxes as a result.

3. Brokerage Licenses:

The company is a registered Broker/Dealer and a member of the NASD.

Franklin A. Osman
Certified Public Accountant

4. Net Capital Requirements:

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first year of operations). At December 31, 2005, the company had net capital of $9,205 pursuant to Rule 15c3-1 of the Securities and Exchange Commission, which was $4,205 in excess of its anticipated required net capital of $5,000. As the company had no indebtedness their net capital ratio of aggregate indebtedness to net capital is not applicable.

Franklin A. Osman
Certified Public Accountant

Langschiff Partners, LLC

Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-3

As of December 31, 2004

Member's equity			$ 9,205
Total Capital			$ 9,205
Nonallowable assets and other capital charges:			0
			0
Total nonallowable assets and other capital charges			0
Tentative net capital before securities haircuts			$ 9,205
Securities haircuts (15%)	$	0	
Securities haircut of positions which exceed Ten percent of net capital (15%)		0	0
Net capital			$ 9,205
Aggregate indebtedness: Accrued expenses and other liabilities			$ 0
Minimum capital required (the greater of 6-2/3% of Aggregate indebtedness or $5000)			$ 5,000
Capital in excess of minimum requirements			$ 4,205
Ratio of aggregate indebtedness to net capital			N/A

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN
CERTIFIED PUBLIC ACCOUNTANT
185 Great Neck Road Suite 300
Great Neck, NY 11021-3312

PHONE: (516) 829-0750   FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors'

Report on Internal Control Structure

Required by SEC Rule 17a-5

Langschiff Partners, LLC
200 East 71st Street
New York, NY 10021

In planning and performing our audit of the financial statements of Langschiff Partners, LLC for the period ended December 31, 2005, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Langschiff Partners, LLC that I considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by it in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Langschiff Partners, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Langschiff Partners, LLC employees are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal

control structure and the practices and procedures are to provide it with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by three individuals and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does no reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Langschiff Partners, LLC's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. In addition, it was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005, and further, no facts came to my attention indicating that it was not in compliance with such conditions during the period from January 01, 2005 to December 31, 2005.

This report is intended solely for the use of Langschiff Partners, LLC, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Franklin A. Osman, CPA

January 24, 2006

Franklin A. Osman
Certified Public Accountant

FRANKLIN A. OSMAN

CERTIFIED PUBLIC ACCOUNTANT

185 Great Neck Road Suite 300
Great Neck, NY 11021

PHONE: (516) 829-0750   FAX: (516) 829-0708
E-MAIL f.a.osman@att.net

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT STATE BOARD OF ACCOUNTANCY
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT
OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
DECEMBER 31, 2005**

Langschiff Partners, LLC
200 East 71st Street
New York, NY 10021

In performing my audit of Langschiff Partners, LLC for the period ended December 31, 2005, I made no adjustments that affected the December 31, 2005 focus report Form X-17A-5.

Franklin A. Osman, CPA